

Mail Stop 3720

February 3, 2017

Lorraine Yarde
Chief Executive Officer
GeneSYS ID, Inc.
171 Green Valley Parkway, Suite 300
Henderson, NV 89012

> **Re:** **GeneSYS ID, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Response Dated January 30, 2017**
> **File No. 000-55373**

Dear Ms. Yarde:

We have reviewed your response to our December 16, 2016 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 7 Equity, page F-14

1. We note your response to our comment 1. Please tell us in detail about the forbearance clause and the basis of your determination that no compensation expenses should be recognized initially. Specifically, please provide an analysis of the conversion feature based on such clause.

<u>Note 12 Assets acquired from the My Touch ID, LLC, page F-21</u>

2.   We note your response to our comment 2. Please tell us when you expect the audited and pro forma financial statements of My Touch ID, LLC will be filed. We note your disclosures in your 8-K filed on July 13, 2016 that you will provide such financial statements by amendment "within 71 calendar days after the date on which this Current Report on Form 8-K must be filed."

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Carlos Pacho

                                Carlos Pacho
                                Senior Assistant Chief Accountant
                                AD Office 11 – Telecommunications